OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
OMB Number:
3235-0145
Expires:

            October 31, 1997
Estimated average burden
hours per form . . . . . . . . . . . . . . . . . . . . . . . . .
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

                 GRANT GEOPHYSICAL, INC.
(Name of Issuer)


                 Common Stock, $.002 Par Value


(Title of Class of Securities)


                           388085102
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.
 551 Fifth Avenue, 18th Floor
        New York, New York  10176, Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                      August 23, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Continued on the Following Pages)

Page 1 of 9 Pages
                                          SCHEDULE 13D

CUSIP No.   388085102



Page   2   of    9    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Elliott Associates, L.P., a Delaware Limited
Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                   00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   1,141,260

8
SHARED VOTING POWER


                   0

9
SOLE DISPOSITIVE POWER

                   1,141,260

10
SHARED DISPOSITIVE POWER

                   0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,141,260
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.08%
14
TYPE OF REPORTING PERSON*

             PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102



Page   3   of    9    Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Westgate International, L.P., a Cayman Islands
Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                   00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands, British West Indies

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   772,732

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   772,732
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,732
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.47%
14
TYPE OF REPORTING PERSON*

             PN*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                          SCHEDULE 13D

CUSIP No.   388085102



Page   4   of    9     Pages
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Martley International, Inc., a Delaware corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)


                       (b)
3
SEC USE ONLY
4
SOURCE OF FUNDS*
                   00
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)
6
CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH
7
SOLE VOTING POWER

                   0

8
SHARED VOTING POWER

                   772,732

9
SOLE DISPOSITIVE POWER

                   0

10
SHARED DISPOSITIVE POWER

                   772,732
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             772,732
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.47%
14
TYPE OF REPORTING PERSON*

             CO*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

       This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of August 30, 1996 and amends the Schedule 13D, as amended, previously filed with respect to securities beneficially owned by the reporting persons as of April 4, 1996 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.


ITEM 2.      Identity and Background

             (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott
Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate
International, L.P., a Cayman Islands limited partnership
("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New
Jersey limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation
("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate.
Martley expressly disclaims equitable
ownership of and pecuniary interest in any Common Stock.


ELLIOTT

             The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York
10019.

             The principal business of Elliott is to purchase, sell, trade and invest in securities.


             SINGER

                   Singer's business address is 712 Fifth Avenue,
36th Floor, New York, New York
             10019.

                   Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.


             BRAXTON LP

                   The business address of Braxton LP is 1086
Teaneck Road, Teaneck, New Jersey
             07666.

                   The principal business of Braxton LP is the furnishing of investment advisory services.

                   The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

             NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019
General partner of Elliott and
Braxton LP and President of
Martley



  Braxton
             Associates, Inc.
1086 Teaneck Road
Teaneck, New Jersey  07666
The principal business of Braxton
Associates, Inc. is serving as
general partner of Braxton LP

                   The name, business address, and present
principal occupation or employment
             of each director and executive officer of Braxton
Associates, Inc. are as follows:

             NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, New York  10019

General partner of Elliott and
Braxton LP and President of
Martley






WESTGATE

             The business address of Westgate is Westgate
International, L.P., c/o Midland Bank
Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street,
Grand Cayman, Cayman Islands,
British West Indies.

             The principal business of Westgate is to purchase, sell, trade and invest in securities.

             The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME
ADDRESS
OCCUPATION
Hambledon, Inc.
Hambledon, Inc.
c/o Midland Bank Trust
Corporation (Cayman) Limited
P.O. Box 1109
Mary Street
Grand Cayman
Cayman Islands
British West Indies
The principal business of
Hambledon is serving as general
partner of Westgate

             HAMBLEDON, INC.

                   The name, business address, and present
principal occupation or employment
             of each director and executive officer of Hambledon are as follows:

NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY 10019
General partner of Elliott
and Braxton LP and President
of Martley

MARTLEY INTERNATIONAL, INC.

             The business address of Martley is 1086 Teaneck
Road, Teaneck, New Jersey 07666.

             The principal business of Martley is to act as investment manager for Westgate.

             The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME
ADDRESS
OCCUPATION
Paul E. Singer
712 Fifth Avenue
36th Floor
New York, NY  10019
General partner of Elliott
and Braxton LP and
President of Martley

             (d) and (e) During the last five years, none of the persons or entities above has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) All of the natural persons listed above are citizens of the United States of America.


ITEM 4.      Purpose of Transaction

             Each of Elliott and Westgate acquired the Common
Stock beneficially owned by it in
the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.
Martley has acted as investment manager with respect to Westgate's acquisition of its Common
Stock.

             Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Common Stock or may dispose of all or a portion of the Common Stock that it now beneficially owns or may hereafter acquire.

             On August 23, 1996, Westgate and Elliott entered into a non-binding letter of intent
(the "Letter of Intent") with the Issuer pursuant to which Westgate and Elliott would invest up to $20,000,000 in the Issuer on terms permitting the investment to be exchanged for shares of a new class of convertible preferred stock of the Issuer, which would be convertible into shares of Common
Stock of the Issuer according to a specified formula. The Letter of Intent, which is annexed hereto as an exhibit, contemplates that the Issuer will nominate as directors both George Elvin and a designee of two current directors.

             Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4.


ITEM 5.      Interest in Securities of the Issuer

             (a) Elliott beneficially owns 1,141,260 shares of Common Stock, representing 8.08% of the class of Common Stock.

             Westgate beneficially owns 772,732 shares of Common
Stock, representing 5.47% of
the class of Common Stock.

             (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

             Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in Item
2 above and expressly incorporated by reference herein.

             (c) None of the reporting persons has effected any transaction in the Common Stock during the past sixty (60) days.

             (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Elliott.

             No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

             (e)  Not applicable.


ITEM 7.      Material To Be Filed As Exhibit

             Exhibit A - Letter dated August 23, 1996 from
Elliott Associates, L.P. to Grant
Geophysical, Inc.




                                        SIGNATURE

             After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:       August 30, 1996                 ELLIOTT ASSOCIATES,
L.P.


By:
         Jon Pollock
         Authorized Signatory

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc., as
      Investment Manager


    By:
         Jon Pollock
         Authorized Signatory



MARTLEY INTERNATIONAL, INC.


By:
         Jon Pollock
         Authorized Signatory

                                        EXHIBIT A


                                ELLIOTT ASSOCIATES, L.P.
                                    712 Fifth Avenue
                                New York, New York 10019




                                     August 23, 1996




Grant Geophysical, Inc.
16850 Park Row
Houston, Texas   77084

Gentlemen:

As a result of our ongoing discussions and recent due diligence, we are pleased to offer this letter of intent for a financing proposal (the "Financing") to the Board of Directors of Grant Geophysical.
This supersedes our proposal of August 21.

The maximum aggregate amount of the financing would be $20,000,000. The financing would be provided by Elliott Associates, L.P., Westgate International Limited or affiliates of these entities
(individually or collectively, the "Investors"). At the closing of the Financing, the Investors will purchase $10M of Senior Secured Exchangeable Debt, as defined below. Upon satisfaction of the
Subsequent Conditions, as defined below, the Investors will purchase up to an additional $10M of such debt, at the option of the Company.

I.    SENIOR SECURED EXCHANGEABLE DEBT:

a)    Six month term per $5M tranche.

b) Interest paid quarterly at an annual rate of fifteen percent (15%). Interest payable in cash or in kind. If Subsequent Conditions do not occur, interest rate, including on overdue interest, rises to highest rate allowable under applicable law.

c) Secured by a first lien on all currently unencumbered assets of Grant Geophysical and its subsidiaries.

d) Upon satisfaction of the Subsequent Conditions, the Senior Secured Exchangeable Debt will be exchanged into Convertible Preferred, subject to the following conditions: $5M exchanged immediately, an additional $5M exchanged on the date which is the sooner of 3 months after satisfaction of Subsequent Conditions, or the date on which the first $5M is fully converted.
Exchangeability of Debt issued after Subsequent Conditions are met will be the sooner of 6 months after the satisfaction of Subsequent Conditions for the third $5M and 9 months after the satisfaction of Subsequent Conditions for the fourth $5M or earlier if all existing Convertible Preferred is converted. Notwithstanding the preceding, additional $5M amounts may be exchanged sooner upon mutual consent of the Company and the Investors.

II.   CONVERTIBLE PREFERRED:

a) Ranks pari passu with all other existing senior preferred stock.

b) Convertible into common stock at 80% of the actual sales proceeds of common stock by
Investors. Initially only $1M of Convertible Preferred shall be convertible. After such amount is converted, the balance shall be convertible, but at any point in time not an amount which would cause the Investors to be required to report beneficial ownership of 25% or more of the common stock under SEC rules, subject to certain exceptions.

c) 12% dividend payable quarterly in cash or common stock which is valued at 95% of market value over averaging period.

III.  THE FINANCING WILL ALSO BE SUBJECT TO THE FOLLOWING
CONDITIONS:


a) Investor satisfaction with adequacy of receivable reserves and level of capitalized costs at or prior to the closing.

b)    Board approval required for capital expenditures over $1M.

c) The Board of Directors cannot exceed seven (7) members, and George Tilley, Harvey Attra,
Michael Adcock, Orville Gaither will stand for election at the meeting described under Subsequent
Conditions. Orville Gaither and Harvey Attra will select another independent director.

d) The Company will replace Doug Stewart with George Elvin as a nominee for preferred stock director. The Company will nominate Stewart to stand for election as a common director.

e)    Legends will be removed from all shares after 40 days.


f)    No material adverse change.

x    Limitations on additional issuance of common stock or
convertibles while the Convertible
Preferred or Senior Secured Exchangeable Debt is outstanding.

IV.   THE SUBSEQUENT CONDITIONS ARE:

a) The common shareholders must approve, by no later than October 31, 1996, the transactions described herein and also approve the authorization and issuance of an additional 60 million common shares.

b) Grant shall have put forward for a vote by holders of Grant's $2.4375 Preferred, at the same time as the above described vote of common shareholders, a proposal amending the terms of that Preferred to enable Grant to pay future dividends as well as existing and future dividend arrearages in the form of common stock at the discretion of Grant, such stock valued at 95% of market value over averaging periods, and also the election of George Elvin as a preferred stock director.

c)    No material adverse change.

Please be advised that this offer will be withdrawn if not accepted by 5:00 PM Eastern Time on
August 26, 1996.

This letter of intent is intended to be non-binding.
Consummation of the transactions referred to above is subject to the execution of mutually acceptable documentation and further due diligence
(particularly as to securities and corporate law issues).

Grant will reimburse the Investors for their reasonable out-of-pocket legal and other costs in connection with this transaction, to the extent incurred after Grant's acceptance hereof, whether or not a closing occurs, but not to exceed $100,000.


We hope to hear from you soon.

                                             Sincerely,



                                             Jon Pollock


Accepted by:

GRANT GEOPHYSICAL, INC.




Name:  GEORGE TILLEY
Date:  AUGUST 26, 1996